FENTURA FINANCIAL, INC.

2007 ANNUAL REPORT

LETTER TO OUR SHAREHOLDERS

To Our Shareholders:

The year 2007 proved to be the most difficult year in the history of our company. The continued softening of the Michigan economy, punctuated by the sudden contraction in the residential construction industry, had a dramatic and negative impact on our loan portfolio as Fentura Financial, Inc. recorded an operating loss for the first time since the company was formed in 1987. The loss resulted from unprecedented action taken by our bank Board of Directors to add approximately $6,000,000 more to the reserve for loan losses in 2007 than was required in 2006. Over 90% of this additional provision action was related to loans granted in support of builders, contractors and developers involved with residential land acquisition, development and construction. Our bankers are working closely with these borrowers to develop loan servicing strategies designed to minimize the further future impact on our performance to the extent possible. For the full year, Fentura Financial, Inc. reported a loss of $467,000 or $0.22 per diluted share compared to net income of $5,308,000 or $2.47 per diluted share for the year ended December 31, 2006. In addition to the extraordinary provision for loan losses described previously, net interest income declined $2,415,000 from the prior year due to a decline in the net interest margin. In the non-interest income category, declines in deposit account service charges and gains in the sale of mortgage loans were nearly offset by a 22.3% increase in financial planning, investment management and trust income. Total overhead or operating expenses were reduced about 1% from the prior year.

As expected, given the state of the Michigan economy, total assets increased only slightly to $628,019,000 at December 31, 2007, compared to the $622,298,000 reported at the end on 2006. Total loans grew 4.5% to $471,403,000.

I am pleased to report that two new directors were added to the Fentura Financial, Inc. Board during 2007. Sherri Stephens, president of Stephens Wealth Management Group, Inc. of Flint, and Doug Rotman, CPA and partner of Ferris, Busscher & Zwiers, P.C. of Holland, joined the Board on May 24, 2007. Sherri has been a director at Davison State Bank since 2005 and Doug has been a director at West Michigan Community Bank since 2004.

During the year, plans were also formalized and finalized for the creation of Livingston Community Bank to be headquartered in Brighton. Livingston Community Bank will operate as a division of The State Bank focused primarily on delivering "high touch" financial products and services to small business, wealth management and selected retail customers.

While it appears that the over capacity in the housing industry and the overall strain in the Michigan economy will continue through 2008, we want to assure you that our bankers are working diligently with our borrowers who have been negatively impacted by the economy. It is our goal to reduce our exposure to the residential construction and land development industry and further diversify our total loan portfolio. During the third quarter, we informed you of our investment in Valley Capital Bank located in Mesa, Arizona. The bank is expected to achieve higher growth rates than our Michigan based banks and offer geographic and industry type diversification to our loan portfolios.

As always, we appreciate your support of Fentura Financial, Inc., Davison State Bank, West Michigan Community Bank and The State Bank.

Sincerely,

Forrest A Shook

Forrest A. Shook
Chairman

Donald L. Grill
President & Chief Executive Officer

BALANCE SHEET

Fentura Financial, Inc.—Condensed Consolidated Balance Sheets ***($ in thousands)***

December 31,	2007	2006	2005	2004	2003
ASSETS					
Cash and Due From Banks	$22,734	$19,946	$21,327	$22,705	$16,509
Federal Funds Sold and Other Short Term Investments	7,300	9,500	9,750	4,550	3,650
Securities	80,477	103,003	113,959	129,176	126,002
Loans	473,058	453,219	440,398	395,017	254,340
Less Allowance for Loan Losses	(8,554)	(6,692)	(6,301)	(5,501)	(3,414)
Other Assets	53,004	43,322	39,956	38,943	22,879
Total Assets	$628,019	$622,298	$619,089	$584,890	$419,966
LIABILITIES AND STOCKHOLDERS' EQUITY					
Deposits	$543,503	$528,555	$528,054	$491,065	$348,525
Short Term Borrowings	,649	1,500	1,537	5,200	3,449
Other Borrowings	11,030	11,052	14,228	19,402	1,108
Repurchase Agreements	5,000	10,000	10,000	10,000	12,500
Subordinated Debt	14,000	14,000	14,000	12,000	12,000
Other Liabilities	4,341	5,873	4,375	4,254	1,502
Total Stockholders' Equity	49,496	51,318	46,895	42,969	40,882
Total Liabilities and Stockholders' Equity	$628,019	$622,298	$619,089	$584,890	$419,966
RISK BASED CAPITAL RATIOS					
Tier 1 Capital to Risk Weighted Assets	11.60%	12.50%	10.60%	10.20%	16.90%
Total Capital to Risk Weighted Assets	10.40%	11.30%	11.90%	11.40%	18.00%
Tier 1 Capital to Average Assets	9.00%	8.60%	8.90%	8.70%	14.00%

TOTAL ASSETS ***(in thousands)***



$630,000
$525,000
$420,000
$315,000
$210,000
$105,000
$0
$419,966
$584,890
$619,089
$622,298
$628,019
2003
2004
2005
2006
2007

TOTAL STOCKHOLDERS' EQUITY ***(in thousands)***



$52,150
$44,700
$37,250
$29,800
$22,350
$14,900
$7,450
$0
$40,882
$42,969
$46,895
$51,318
$49,496
2003
2004
2005
2006
2007

STATEMENT OF INCOME

Fentura Financial Inc.—Condensed Consolidated Statements of Income ***($ in thousands except per share data)***

Year ended December 31,	2007	2006	2005	2004	2003
SUMMARY OF INCOME					
Interest Income	$39,214	$39,916	$33,878	$26,094	$18,438
Interest Expense	18,621	16,908	11,298	8,263	5,601
Net Interest Income	20,593	23,008	22,580	17,831	12,837
Provision for Loan Losses	7,466	1,120	1,389	1,389	1,319
Net Interest Income after Provision for Loan Losses	13,127	21,888	21,191	16,442	11,518
Total Other Operating Income	7,579	7,643	6,882	7,292	6,866
Total Other Operating Expense	21,834	21,986	20,799	18,176	13,276
Income Before Income Taxes	(1,128)	7,545	7,274	5,558	5,108
Provision for Income Taxes	(661)	2,237	2,220	1,524	1,320
Net Income	($467)	$5,308	$5,054	$4,034	$3,788
PER SHARE AMOUNTS*					
Net Income Per Share–Basic	($0.22)	$2.48	$2.41	$1.95	$1.83
Net Income Per Share–Diluted	($0.22)	$2.47	$2.40	$1.94	$1.83
Cash Dividends Paid	$1.00	$0.94	$0.88	$0.84	$0.84
Average Number of Common Shares Outstanding	2,159,586	2,141,388	2,096,002	2,072,741	2,071,521
Book Value Per Share	$22.88	$24.08	$22.07	$20.67	$19.76
Period End Market Price	$22.00	$32.55	$29.77	$33.41	$28.59
PERFORMANCE RATIOS					
Return on Average Assets	-0.08%	0.85%	0.85%	0.74%	1.00%
Return on Average Stockholders' Equity	-0.89%	10.82%	11.09%	9.72%	9.32%
Net Interest Margin	3.72%	4.11%	4.23%	3.70%	3.88%

**Per share data calculated using average shares outstanding in each period. Per share amounts and average shares outstanding have been adjusted to reflect a 10% stock dividend payable on August 4, 2006, and adjusted to reflect a 10% stock dividend payable on February 13, 2004.*


NET INCOME (in thousands)
$5,425
$4,650
$3,875
$3,100
$2,325
$1,550
$775
$0
($775)
$3,788
$4,034
$5,054
$5,308
($467)
2003
2004
2005
2006
2007


RETURN ON AVERAGE STOCKHOLDERS' EQUITY
12%
10%
8%
6%
4%
2%
0%
-2%
9.32%
9.72%
11.09%
10.82%
-0.89%
2003
2004
2005
2006
2007

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Fentura Financial, Inc.
Fenton, Michigan

We have audited, in accordance with the standards of the Public Accounting Oversight Board (United States), the consolidated balance sheets of Fentura Financial, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, and appearing in the Annual Report Supplement to the proxy statement for the annual meeting of the stockholders, not appearing herein. In our report dated March 8, 2008, also appearing in the Annual Report Supplement to the proxy statement, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying 2007, 2006 and 2005 condensed consolidated financial statements is fairly stated in all material respects, in relation to the consolidated financial statements from which it has been derived.

Crowe Chizek and Company LLC

Grand Rapids, Michigan
March 8, 2008
Crowe Chizek and Company LLC

MANAGEMENT REPORT

Management prepared and is responsible for the consolidated financial statements, as well as the integrity and consistency of other related data contained in the Annual Report of Fentura Financial, Inc. and its wholly owned subsidiaries, The State Bank, Davison State Bank and West Michigan Community Bank. In the opinion of management, the statements have been prepared in accordance with generally accepted accounting principles to reflect, in all material respects, the financial events and transactions that occurred during the respective periods.

The Corporation maintains an internal control structure that is designed to provide reasonable assurance as to the integrity of financial records and the protection of assets. The internal control structure includes written policies and procedures, proper delegation of authority, organizational division of responsibilities, and careful selection and training of qualified personnel. The effectiveness of, and compliance with, established control procedures is monitored through a continuous program of internal audit and credit risk evaluation.

Donald L. Grill
President and CEO

Douglas J. Kelley
Senior Vice President and CFO

BOARDS OF DIRECTORS

FENTURA FINANCIAL, INC.

FORREST A. SHOOK (Chairman)
President and CEO
NLB Corporation, Wixom, MI

KENNETH R. ELSTON
Chief Financial Officer
Altair Engineering, Inc., Troy, MI

DONALD L. GRILL
President and CEO
Fentura Financial, Inc., Fenton, MI

J. DAVID KARR
Owner and Attorney
Karr Law Office, Davison, MI

THOMAS P. MCKENNEY
(Vice Chairman)
Owner, President and Attorney
McKenney & McKenney, Holly, MI

THOMAS L. MILLER
Owner, President and CEO
TMI, Inc., Holly, MI

BRIAN P. PETTY
Owner and President
Fenton Glass Service, Inc.
Fenton, MI

DOUGLAS W. ROTMAN
Partner
Ferris, Busscher & Zwiers, P.C.
Holland, MI

IAN W. SCHONSHECK
CEO
Schonsheck, Inc., Wixom, MI

SHERYL E. STEPHENS
Owner and President
Stephens Wealth Management
Group, Inc., Flint, MI

DAVISON STATE BANK

J. DAVID KARR (Chairman)
Owner and Attorney
Karr Law Office, Davison, MI

THOMAS G. DONALDSON
Vice President
McLaren Foundation, Flint, MI

KENNETH R. DUETSCH
Real Estate Broker
Red Carpet Keim, Davison, MI

DAVID H. FULCHER
Chairman
The Fulcher Companies, Inc.
Davison, MI

KEVIN M. HAMMER
Senior Vice President
Davison State Bank
Davison, MI

RONALD L. JUSTICE
President and CEO
Davison State Bank, Davison, MI

HOLLY J. PINGATORE
Senior Vice President
Fentura Financial, Inc.
Fenton, MI

CRAIG L. STEFANKO
Partner and President
DCC Development Corporation
Davison, MI

SHERYL E. STEPHENS
Owner and President
Stephens Wealth Management
Group, Inc., Flint, MI

WILLIAM J. ZIRNHELT
Business Manager
St. John Evangelical Church
Davison, MI

LIVINGSTON COMMUNITY BANK

KENNETH E. BURCHFIELD (Chairman)
Senior Partner and Attorney
Burchfield, Park & Pollesch
Brighton, MI

THOMAS E. BELL, JR.
President
Livingston Community Bank
Brighton, MI

FREDERICK P. DILLINGHAM
Executive Director
Livingston County Economic
Development Council, Howell, MI

DONALD L. GRILL
President and CEO,
Fentura Financial, Inc.
Fenton, MI

PATRICK M. HANNIFORD
Certified Public Accountant
Pfeffer Hanniford Palka
Brighton, MI

STEVEN T. KRAUSE
Owner and President
Best Storage, Hartland, MI

JOSEPH J. SKANDALARIS, D.O.
Doctor of Internal Medicine
Internal Medical Specialist
of Howell, Howell, MI

ROBERTA S. BALON-VAUGHN
Attorney at Law
Of Counsel Burchfield, Park & Pollesch
Brighton, MI

PATRICIA L. WYLIE, D.D.S.
Partner and Dentist
Family Dental Care, PLLC
Howell, MI

THE STATE BANK

BRIAN P. PETTY (Chairman)
Owner and President
Fenton Glass Service, Inc.
Fenton, MI

KENNETH E. BURCHFIELD
Senior Partner and Attorney
Burchfield, Park & Pollesch
Brighton, MI

DONALD L. GRILL
CEO
The State Bank, Fenton, MI

MARK T. HAMEL
Owner
The French Laundry, Fenton, MI

PATRICK M. HANNIFORD
Certified Public Accountant
Pfeffer Hanniford Palka
Brighton, MI

DENNIS E. LEYDER
President and
Chief Operating Officer
The State Bank, Fenton, MI

VICTOR J. LUKASAVITZ
President and Senior Partner
Gould Engineering, Inc., Flint, MI

THOMAS L. MILLER
Owner, President and CEO
TMI, Inc., Holly, MI

JAMES T. PEABODY
Senior Vice President
Brown & Brown of Michigan, Inc.
DBA Smith Peabody Stiles Insurance
Agency, Fenton, MI

SUSAN YEOTIS
Owner and REALTOR®
Yeotis Realty Company
Fenton, MI

WEST MICHIGAN COMMUNITY BANK

JAMES A. WESSELING (Chairman)
Senior Partner and Attorney
Wesseling & Brackmann, P.C.
Hudsonville, MI

MICHAEL A. BYARS, M.D.
Partner
Georgetown Physicians, P.C.
Hudsonville, MI

JAMES W. FREDRICKS
Economic Development Director
City of Hudsonville
Hudsonville, MI

DONALD L. GRILL
President and CEO,
Fentura Financial Inc.
and CEO, The State Bank
Fentura Financial, Inc., Fenton, MI

DOUGLAS J. KELLEY
Chief Financial Officer
Fentura Financial, Inc.
Fenton, MI and West
Michigan Community Bank
Hudsonville, MI

RICHARD A. PATMOS
Co-Owner and President
Sunrise Acres, Inc., Hudsonville, MI

DOUGLAS W. ROTMAN
Partner
Ferris, Busscher & Zwiers, P.C.
Holland, MI

ROBERT E. SEWICK
President and CEO
West Michigan Community Bank
Hudsonville, MI

JAMES H. VANDER KOLK
President
Royal Plastics, Inc.
Hudsonville, MI

SAMUEL L. WANNER
Director of Finance
Calvin College
Grand Rapids, MI

CORPORATE & AFFILIATE BANK OFFICERS

FENTURA FINANCIAL, INC.

President & Chief Executive Officer
Donald L. Grill

Senior Vice President, Corporate Governance
Ronald L. Justice

Senior Vice President, Chief Financial Officer
Douglas J. Kelley

Senior Vice President
Dennis E. Leyder

Senior Vice President, Information Systems
Holly J. Pingatore

Senior Vice President
Robert E. Sewick

Vice President
Kristina M. Premo

DAVISON STATE BANK

President & Chief Executive Officer
Ronald L. Justice

Chief Financial Officer
Adrienne A. Hanson

Senior Vice Presidents
Kevin M. Hammer
Business Development
Jeffrey L. Langs
Senior Lending Officer

Assistant Vice President
Michael J. Freund
Commercial Lending

Officers
Stacey A. Webb
Retail Banking

LIVINGSTON COMMUNITY BANK

President
Thomas E. Bell, Jr.

Vice Presidents
Jeremy T. Jones
Retail Banking
David R. Pothier
Commerical Lending

Assistant Vice Presidents
Lynne M. Dodson
Commercial Lending
David D. Franz
Commercial Lending

THE STATE BANK

Chief Executive Officer
Donald L. Grill

President & Chief Operating Officer
Dennis E. Leyder

Chief Financial Officer
Douglas J. Kelley

Senior Vice Presidents
Jeffery L. Langs
Credit Administration
Holly J. Pingatore
Information Systems
Kristina M. Premo
Human Resources

Vice Presidents
Thomas E. Bertschy
Commercial Lending
David R. Bishop
Mortgage Lending
John D. Bradley
Retail Banking
Kimberly A. Cadieux
Retail Banking
Michael J. Cantor
Investment Trust
Arthur C. Elbracht
Commercial Lending
Adrienne A. Hanson
Accounting
David M. Hendry
Commercial Lending
Thomas B. Hufton II
Investment Trust
Benjamin T. Kramer
Commercial Lending
Cathy A. Reynolds
Credit Services
Dale N. Smallidge
Consumer Lending
Lori L. Thorne
Auditing
Roger D. Wolfin
Investment Trust

Assistant Vice Presidents
Timothy J. Allen
Project Management
Lori A. Barton
Credit Services
Dolores D. Bedell
Compliance
Lawrence V. Borza
Accounting
Margaret A. Cady
Retail Banking
Patricia M. Callender
Operational Services
Matthew D. Chapman
Information Systems
Richard T. Clark II
Investment Trust
Beverly J. Dresselhouse
Investment Trust
Mary Jo Dulude
Private Banking
Linda J. Gregory
Credit Services
Gordon C. Leonard
Commercial Lending
Ann M. Rockman
Mortgage Lending

Officers
Carol A. Campbell
Mortgage Lending
Leila K. Hathaway
Auditing
Tara L. Lee
Loss Prevention
Loretta J. Mansueti
Accounting
Denise K. McBride
Mortgage Lending
Jacqueline M. Ochs
Business Services
Donna L. Steffey
Commercial Lending
Michael J. Sternisha
Security
Robert J. Zoldos
Facilities and Distribution
Jo Ann Zurek
Mortgage Lending

WEST MICHIGAN COMMUNITY BANK

President & Chief Executive Officer
Robert E. Sewick

Executive Vice President
Jeffrey S. Berens
Chief Lending Officer

Chief Financial Officer
Douglas J. Kelley

Vice Presidents
David R. Bishop
Mortgage Lending
Robert T. Carlson
Commercial Lending
John R. Jouppi
Financial Planning and Trust
Thomas M. O'Rourke
Financial Planning and Trust

Assistant Vice Presidents
Sandra L. Bartosiewicz
Retail Banking
John P. Cunningham
Credit Administration
Jeremy T. Deutschmann
Commercial Lending
David J. Kiekintveld
Commercial Lending
Cynthia L. Kornoelje
Retail Banking Operations
Kenneth G. Miller
Retail Banking
Jennifer A. Reeves
Retail Banking
Lisa M. Timmer
Financial Planning and Trust

Officers
Gretchen K. Dennis
Marketing
Tammy L. Summers
Mortgage Lending

CORPORATE INFORMATION

Fentura Financial Inc.
175 North Leroy Street, PO Box 725, Fenton, Michigan 48430 *ph* 810.750.8725
www.fentura.com

Independent Auditors
Crowe Chizek and Company LLC
Grand Rapids, Michigan

General Counsel
Howard & Howard
Kalamazoo, Michigan

Transfer Agent
Illinois Stock Transfer Company
Chicago, Illinois *ph* 800.757.5755

Stock Information
Fentura Financial, Inc. shares are listed as Over the Counter Bulletin Board stock under the symbol FETM

Market Makers

Ferris, Baker, Watts, Inc.
655 Metro Place South, Dublin, Ohio 43017 *ph* 614.718.2224 (Thomas Dooley)

Hill, Thompson, Magid L.P.
15 Exchange Place, Suite 800, Jersey City, New Jersey 07302 *ph* 800.631.3083

Howe Barnes Investments, Inc.
135 South LaSalle Street, Chicago, Illinois 60603 *ph* 800.800.4693 (Nick Bach)

Hudson Securities, Inc.
111 Town Square Plaza, Suite 1500A, Jersey City, New Jersey 07310 *ph* 800.624.0050

Knight Equity Markets, L.P.
545 Washington Boulevard, Jersey City, New Jersey 07310 *ph* 800.762.0271

Monroe Securities, Inc.
100 North Riverside Plaza, Suite 1620, Chicago, Illinois 60606 *ph* 312.327.2530

Pershing LLC
One Pershing Plaza, Jersey City, New Jersey 07399 *ph* 201.413.2700

Stifel, Nicolaus & Company, Inc.
2100 Raybrook Street, Suite 200, Grand Rapids, Michigan 49546 *ph* 877.619.1412 (Brandon Kanitz)

BANK OFFICES

DAVISON STATE BANK

DavisonStateBank.com

Main Office
625 S State Road, Davison, MI 48423 — 810.658.2265

VG's Food Center
8503 E Davison Road, Davison, MI 48423 — 810.658.6472

LIVINGSTON COMMUNITY BANK

LivingstonCommunityBank.com

Main Office
134 N First Street, Brighton, MI 48116 — 810.534.0800

The STATE BANK

TheStateBank.com

Grand Blanc Private Banking
8185 Holly Road, Ste. 4
Grand Blanc, MI 48439 — 810.603.0213

Grand Blanc—North
1401 E Hill Road, Grand Blanc, MI 48439 — 810.603.9500

Grand Blanc—South
7606 S Saginaw St, Grand Blanc, MI 48439 — 810.695.9601

Holly Office
4043 Grange Hall Road, Holly, MI 48442 — 810.750.8701

Linden Office
107 Main Street, Linden, MI 48451 — 810.750.8794

Owen Road—Operations Center
3202 Owen Road, Fenton, MI 48430 — 810.714.3920

The Loan Store
101 N Leroy Street, Fenton, MI 48430 — 810.714.3945

Main Office
175 N Leroy St, PO Box 725
Fenton, MI 48430 — 810.629.2263

Silver Parkway Office
15095 Silver Parkway, Fenton, MI 48430 — 810.750.5605

VG's Food Center
18005 Silver Parkway, Fenton, MI 48430 — 810.750.8781

WEST MICHIGAN COMMUNITY BANK

wmcb.com

Corporate Office
5367 School Avenue, Hudsonville, MI 49426 — 616.669.1280

Downtown Holland Office
81 E 8th Street, Holland, MI 49423 — 616.355.2884

North Holland Office
3493 West Shore Drive, Holland, MI 49424 — 616.786.9730

Hudsonville Office
3467 Kelly Street, Hudsonville, MI 49426 — 616.669.1280

Jenison Office
437 Baldwin Street, Jenison, MI 49428 — 616.457.8700

END